Consent of Independent Registered Public Accounting Firm

Those charged with governance of Hartford Life Insurance Company DC Variable Account - I:

We consent to the use, in this Post-Effective Amendment No. 37 to Registration Statement No. 033-19947 on Form N-4 (the Registration Statement), of our report, dated April 30, 2018, with respect to the statements of assets and liabilities of Hartford Life Insurance Company DC Variable Account — I as of December 31, 2017, and the related statements of operations and changes in net assets and financial highlights for each of the years or periods in the two-year period then ended, each included herein in the Statement of Additional Information, which is part of the Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Statement of Additional Information.

/s/KPMG LLP

April 30, 2018